Contact

www.linkedin.com/in/edward-lopez-84987b (LinkedIn)

Top Skills

Licensing

Strategy

Mergers

Honors-Awards

Top 100 Influential Hispanics for 2009

Top 100 Leaders for 2009

Edward Lopez

Executive Officer, Advisor and Board Member
Pleasanton, California, United States

Summary

I am a strategic adviser and counselor to technology and other companies across the gamut of substantive legal and business matters impacting their businesses on a daily basis. An attorney by training, I have worked in Silicon Valley and the San Francisco Bay Area for over 30 years, first as a corporate attorney with the international law firm of Morrison and Foerster and then as a senior executive and general counsel of several publicly-held, NASDAQ listed technology and medical device companies.

I have spearheaded business development, joint venture and strategic transactions activities around the world and have developed and managed legal, corporate governance and compliance, IT and HR teams domestically and internationally. I have expertise in intellectual property protection and strategy, licensing, IP monetization and standards setting activities and have negotiated and consummated in and out-bound M&A, joint venture, sales and distribution and licensing transactions in and outside the U.S., including China, Japan, South Korea and Latin America.

Just as important, I have developed unique skills in assessing the profiles and challenges of my clients and developing and framing legal and business solutions while mindful of the state of development of their organizations, capabilities and resources, culture and employees. I have learned that in between the bright lines of what's permissible, there is a lot of opportunity for creativity in helping an organization think through and act upon its challenges.

I look forward to growing LopezAdela, working to change the landscape of Silicon Valley and the Bay Area and addressing the needs of that changing landscape going forward.

_____

Experience

LopezAdela
Principal
September 2016 - Present (8 years 8 months)

THX Ltd.
Interim General Counsel
April 2017 - October 2017 (7 months)

SlashNext, Inc.
Advisory Board Member
October 2015 - October 2016 (1 year 1 month)
San Francisco Bay Area

Cyber Security Startup

HDMI Licensing LLC
Senior Advisor
October 2015 - December 2015 (3 months)
Sunnyvale CA

HDMI Licensing, LLC
President
March 2015 - September 2015 (7 months)
Sunnyvale CA

Responsible for all business and legal affairs of HDMI Licensing, LLC, the entity responsible for licensing, marketing and administering the HDMI brand, technology and specification worldwide, most significantly the negotiation and settlement of antitrust investigation by China's National Development and Reform Commission (NDRC) of HDMI's licensing and business practices in China.

Silicon Image, Inc.
Chief Legal and Administrative Officer
January 2007 - March 2015 (8 years 3 months)
Sunnyvale CA

Chief Legal and Administrative Officer of publicly held semiconductor company with responsibility for all legal matters world wide, including corporate governance and compliance, securities laws and intellectual property matters, strategic partnerships, litigation, licensing, and mergers and acquisitions activity, as well as responsibility for information technology organizations. Also serves as Chief Compliance Officer and Corporate Secretary.

Morrison & Foerster
Of Counsel
September 2005 - December 2006 (1 year 4 months)
San Francisco CA

General counsel for and advised public and private, technology, medical device and life sciences companies at all stages of development in a wide variety of substantive areas, with an emphasis on board and corporate governance matters, securities, financings and strategic transactions, including mergers and acquisitions, purchases and sales of assets and licensing, joint venture and distribution arrangements

Terayon Communication Systems, Inc.
SVP, General Counsel & Human Resources
October 1999 - December 2004 (5 years 3 months)
Santa Clara CA

Executive officer and GC of publicly held broadband access equipment company with broad management responsibility for finance, legal, securities, board, corporate governance, business development, intellectual property, human resources and facilities matters.

ReSound Corporation
Vice President, Business Development & General Counsel
June 1998 - October 1999 (1 year 5 months)
Redwood City CA

Chief legal officer of publicly held, technology leader in hearing device industry. Reported directly to the President and Chief Executive Officer and responsible for business development matters throughout the company. Hired by CEO as part of new management team focused on restructuring the company and pursuing strategic opportunities. Lead role in negotiation and documentation of sale of the company and post-closing integration.

Nellcor Puritan Bennett Inc.
Senior Corporate Counsel & Assistant Secretary
October 1993 - February 1998 (4 years 5 months)
Pleasanton CA

Reporting directly to the General Counsel, responsible for corporate-wide securities and other legal matters and provided general business and legal counsel to publicly held medical device manufacturer with revenues in excess of $850 million per year worldwide focusing on the diagnosis, monitoring and treatment of the respiratory-impaired patient. Lead role in negotiation and documentation of several strategic, public company acquisitions, including Nellcor#s acquisition of Puritan-Bennett in 1995, and ultimately the sale of the company to Mallinckrodt.

Morrison & Foerster
Associate
March 1987 - October 1993 (6 years 8 months)
San Francisco CA

As a member of the firm's business department, received extensive experience negotiating, documenting and closing a variety of business transactions, primarily in the areas of finance and mergers and acquisitions and dispositions, tender offers, private placements of debt and equity securities, public offerings, public finance, letter of credit transactions and advising clients on general corporate and securities laws matters. Member of the firm#s Policy Committee, Attorney Personnel Committee and Practice and Opinion Review Committee

McCutchen Doyle Brown & Enersen
Associate
October 1985 - March 1987 (1 year 6 months)
San Francisco CA

Member of the corporate department focused on general corporate and securities laws matters.

_____

Education

Harvard Law School
J.D., Law · (1982 - 1985)

Columbia University
A.B., Economics · (September 1979 - June 1982)

Columbia University
Bachelor of Arts - BA, Economics · (1979 - 1982)